SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549


                        SCHEDULE 13D
          Under the Securities Exchange Act of 1934
                   (Amendment No. __) /*/


                AMERICAN CAREER CENTERS, INC.
                      (Name of Issuer)

          Common Stock, $0.0001 par value per share
               (Title of Class of Securities)

                         02504E 10 6
                       (CUSIP Number)

                    Christopher M. Vance
               205 E. Southern Ave., Suite 200
                       Mesa, AZ  85210
                       (480) 898-7450
 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                      February 28, 2002
   (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        SCHEDULE 13D

CUSIP No. 02504E 10 6

1.   Names of Reporting Persons/IRS Identification Nos. of
     Above Persons (Entities Only)

     DeBaux Holdings, LLC

2.   Check the Appropriate Box if a Member    (a) [ ]
     of a Group
                                              (b) [X]
3.   SEC Use Only


4.   Source of Funds (See Instructions)

     OO

5.   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2 (d) or 2 (e) [ ]

6.   Citizenship or Place of Organization

     Arizona

                7.     Sole Voting Power

                       0

  NUMBER OF     8.     Shared Voting Power
    SHARES
 BENEFICIALLY          168,000,000 (1)
    OWNED
   BY EACH      9.     Sole Dispositive Power
  REPORTING
    PERSON             0
     WITH
                10.    Shared Dispositive Power

                       168,000,000 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person

     168,000,000 (1)

12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares [ ] (See Instructions)

13.  Percent of Class Represented by Amount in Row (11)

     78.4% (1)

14.  Type of Reporting Person (See Instructions)

     OO (2)

(1) Includes 48,000,000 shares of common stock and 120,000,000 shares of common stock issuable upon conversion of 4,000,000 shares of Series A Convertible Preferred Stock.

(2) DeBaux Holdings, LLC is a Limited Liability Company organized under the laws of Arizona.

                        SCHEDULE 13D

CUSIP No. 02504E 10 6

1.   Names of Reporting Persons/IRS Identification Nos. of
     Above Persons (Entities Only)

     Christopher Michael Vance

2.   Check the Appropriate Box if a Member    (a) [ ]
     of a Group
                                              (b) [X]
3.   SEC Use Only


4.   Source of Funds (See Instructions)

     OO

5.   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2 (d) or 2 (e) [ ]

6.   Citizenship or Place of Organization

     United States citizen

                7.     Sole Voting Power

                       0

  NUMBER OF     8.     Shared Voting Power
    SHARES
 BENEFICIALLY          168,000,000 (1)
    OWNED
   BY EACH      9.     Sole Dispositive Power
  REPORTING
    PERSON             0
     WITH
                10.    Shared Dispositive Power

                       168,000,000 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person

     168,000,000 (1)

12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares [ ] (See Instructions)

13.  Percent of Class Represented by Amount in Row (11)

     78.4% (1)

14.  Type of Reporting Person (See Instructions)

     IN

(1) Includes 48,000,000 shares of common stock and 120,000,000 shares of common stock issuable upon conversion of 4,000,000 shares of Series A Convertible Preferred Stock.

ITEM 1.   SECURITY AND ISSUER.

This Schedule 13D relates to the Common Stock, $0.0001 par value ("Common Stock"), and the Series A Convertible Preferred Stock, $0.0001 par value ("Preferred Stock"), of American Career Centers, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 2505 Rancho Bel Air, Las Vegas, Nevada 89107.

ITEM 2.   IDENTITY AND BACKGROUND.

(a) This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission
      (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the
      "Exchange Act"):  DeBaux Holdings LLC ("DeBaux") and
      Christopher Michael Vance ("Mr. Vance"). Mr. Vance controls DeBaux as he owns 100% of the issued and outstanding capital stock of DeBaux and serves as its President. DeBaux and Mr. Vance are collectively referred to as the "Reporting Persons."

(b) The principal business address of each of the Reporting Persons is 205 E. Southern Ave., Suite 200,
      Mesa, Arizona 85210.

(c) DeBaux was formed for the sole purpose of effecting the transactions described under Item 4 below and holding securities of the Issuer. DeBaux has not engaged in any activities other than those incident to formation and such transactions. The sole member of DeBaux is Mr. Vance.

      As a result of the transaction described under Item 4 below, Mr. Vance was elected a director of the Issuer and appointed its Vice President and Treasurer.
      Effective February 28, 2002, the Issuer acquired a
      97.5% interest in Water Star Bottling Inc. ("Water
      Star").  Water Star holds an 85% interest in Geyser
      Products, LLC, a Delaware limited liability company that conducts business in Arizona. Water Star owns proprietary rights to bottle spring water obtained from North America's only cold geyser, located in Bridger/Teton National Forest, Wyoming.

(d)   During the last five years, neither of the Reporting
      Persons and, to the knowledge of the Reporting
      Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the last five years, neither of the Reporting
      Persons nor any director or executive officer of any Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Vance is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The subject shares have been acquired pursuant to the transaction described under Item 4 below.

ITEM 4.   PURPOSE OF TRANSACTION.

Effective February 28, 2002, the Issuer completed the acquisition of Water Star Bottling, Inc., a Wyoming corporation ("Water Star") pursuant to a Definitive Agreement and Plan of Acquisition (the "Agreement") whereby in exchange for issuing an aggregate amount of 48,000,000 shares of the Issuer's common stock and 4,000,000 shares of the Issuer's Series A Convertible Preferred Stock (the "Series A Stock") to DeBaux Holdings, LLC ("DeBaux"), the sole shareholder of Water Star, the Issuer received 97.5% of the outstanding and issued shares of capital stock of Water Star from DeBaux. Christopher Michael Vance, who was the President of Water Star and now serves as a director the Issuer's Board of Directors, is affiliated with DeBaux Holdings, which retains 2.5% ownership of Water Star. The Agreement is filed as an exhibit to this Schedule.

The attributes of the Series A Stock are as follows:

1) each holder of one share of Series A Stock is entitled to 30 votes on all matters that come before the shareholders for a vote;

2) the shares of Series A Stock have a liquidation preference equal to $1.87 per share;

3) each share of Series A Stock may be converted into 30 shares of common stock at the election of the holder of the Series A Stock, and will convert automatically upon (a) the filing of a registration statement for a public offering to sell stock; or (b) the sale by the Issuer of all or substantially all of its capital stock or assets; and

4) each share of Series A Stock will receive a cumulative non-compounded annual dividend equal to one half of one percent (0.50%) of $1.87 before any dividends are declared or paid on the Issuer's common stock, and before any of the Issuer's common stock is redeemed.

Water Star holds an 85% interest in Geyser Products, LLC, a Delaware limited liability company ("Geyser") that conducts business in the State of Arizona, and RDV Beverage LLC, a Michigan limited liability company, owns the remaining 15% of Geyser. Water Star owns the water rights and controls the production of the Issuer's product lines in Afton, Wyoming, and Geyser markets and distributes the Issuer's products through its offices in Mesa, Arizona.

As a result of the ownership by DeBaux of 48,000,000 shares of the Issuer's common stock and 4,000,000 shares of the Issuer's Series A Stock, DeBaux has become our largest controlling stockholder, owning approximately 50.97% of the Issuer's total issued and outstanding common stock and 100% of the Issuer's total issued and outstanding Series A Stock.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a)  Reference is made to the information disclosed in Items
     11 and 13 of the cover page, which information is incorporated herein by reference in response to this Item.

(b)  Reference is made to the information disclosed in Items
     7 through 10 of the cover page, which information is incorporated herein by reference in response to this Item.

(c)  Reference is made to the information disclosed under
     Item 4 above, which information is incorporated herein by reference in response to this Item. Except for the transactions to which this Schedule 13D relates, neither of the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any of the Reporting
     Persons' executive officers or directors has effected any transaction in the shares of the Issuer's Common
     Stock or Series A Stock during the past 60 days.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
         ISSUER.

Reference is made to the information disclosed under Item 4 above, which information is incorporated herein by reference in response to this Item.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1:  Definitive Agreement by and among Water Star
            Bottling, Inc., a Wyoming corporation, DeBaux
            Holdings, LLC, an Arizona limited liability company, and American Career Centers, Inc., a Nevada corporation.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         DEBAUX HOLDINGS, LLC

Date: March 19, 2002     By: /s/ Christopher M. Vance
                         Name:   Christopher M. Vance
                         Title:  President



Date: March 19, 2002     /s/ Christopher Michael Vance
                         Name:  Christopher Michael Vance